Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended July 1, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
(In millions except ratio)
EARNINGS:
Income from continuing operations before income taxes	$6,193	$9,605	$9,325	$11,477	$11,809	$11,458
Fixed charges	342	931	569	553	486	505
Less:
Capitalized interest, net	(2)	(1)	(1)	(1)	(1)	(1)
Equity (income) loss — net of dividends	(224)	(122)	(371)	(201)	(426)	(269)
Adjusted earnings	$6,309	$10,413	$9,522	$11,828	$11,868	$11,693
FIXED CHARGES:
Gross interest incurred	$305	$857	$484	$464	$398	$418
Interest portion of rent expense	37	74	85	89	88	87
Total fixed charges	$342	$931	$569	$553	$486	$505
Ratio of earnings to fixed charges	18.4	11.2	16.7	21.4	24.4	23.2
As of July 1, 2016, the Company was contingently liable for guarantees of indebtedness owed by third parties, including certain variable interest entities, in the amount of $588 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount in the above table does not include interest expense associated with unrecognized tax benefits.